 EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Supplementary Report - Wholesale Market

Pursuant to the immediate report of the Company as of October 10, 2015, and pursuant to the description in Section 1.6.3 of the Description of the Corporation's Business chapter in the Company's periodic report as of the year 2014, with respect to the wholesale market, the Company hereby reports that in the course of the hearing that took place on October 11, 2015, the court decided, among other reasons in light of the State's notice whereby it indents to hold a hearing in the matter of telephony (as was noted in the above stated immediate report), to abate the Company's petition in all matters pertaining to telephony, while as in regard with the part of the petition pertaining to pricing, the court decided that a notice of update will be filed to the court within three months.

The aforesaid is based on the oral statements made by the court at the last part of the hearing, since the Company has yet to receive the written decision. The Company will issue another supplementary immediate report upon receiving the written court decision.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.